UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              For November 22, 2002

                             PRIMEWEST ENERGY TRUST
             (Exact Name of Registrant as Specified in Its Charter)

       SUITE 4700, 150 SIXTH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 3Y7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [_]                Form 40-F  [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [_]                      No    [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

On November 21, 2002, Primewest Energy Trust issued its quarterly report for the three-month period that ended on September 30, 2002. The quarterly report is attached hereto as Exhibit A.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PRIMEWEST ENERGY TRUST



                                   By:  /s/ Dennis Feucheuk
                                        ---------------------------------------
                                        Name:   Dennis G. Feuchuk
                                        Title:  Vice President, Finance &
                                                Chief Financial Officer


Date: November 22, 2002

                                    EXHIBIT A
                                    ---------


         PRIMEWEST ENERGY TRUST 2002 QUARTERLY REPORT TO THE UNITHOLDERS

                                    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

                                              [GRAPHIC OMITTED - LOGO PRIMEWEST]

--------------------------------------------------------------------------------
CALGARY, NOVEMBER 21, 2002 (TSX: PWI.UN, PWX; NYSE: PWI) -- PRIMEWEST ENERGY TRUST (PRIMEWEST) TODAY ANNOUNCED UNAUDITED INTERIM OPERATING AND FINANCIAL RESULTS FOR THE THIRD QUARTER.
--------------------------------------------------------------------------------
PRIMEWEST ENERGY TRUST PRODUCTION ON TARGET FOR Q3;
CASH FLOW $1.21 PER UNIT

THIRD QUARTER HIGHLIGHTS

- Cash flow from operations of $40.8 million ($1.21 per trust unit) compared to $40.2 million ($1.21 per trust unit) for the second quarter. Higher production volumes and hedging gains were offset by lower natural gas prices.

- Distributions unchanged at $1.20 per unit for the quarter; represents a trailing cash-on-cash yield of 19%.

- Effective August 16, 2002, trust units were consolidated on a 4 for 1 basis.

- Production averaged 30,169 barrels of oil equivalent per day (BOE/day) for the third quarter, 2% better than the second quarter result.

- Operating expenses were $5.38 per BOE for the third quarter compared to $5.44 for the second quarter.

- Cash general and administrative expenses fell to $0.88 per BOE for the third quarter, from $1.08 in the second quarter.

- Net debt increased to $270.9 million at September 30, 2002 from $240.9 million at June 30, 2002. Property acquisitions and capital development totaled $38.1 million in the quarter.

SUBSEQUENT EVENTS

- October 23, 2002 - Announced planned succession of Don Garner to the office of Chief Executive Officer and plan to add two additional independent directors no later than the next annual general meeting.

- November 4, 2002 - Unitholders approved the internalization of management effective October 1, 2002.

- November 13, 2002 - PrimeWest closed an equity offering of 4.2 million trust units for net proceeds of $104.5 million.

- November 19, 2002 - PrimeWest trust units listed on the New York Stock Exchange, trading symbol PWI.

CASH FLOW RECONCILIATION (THOUSANDS)

         Second quarter cash flow               $40,226
            Production volumes                    1,532
            Commodity prices                     (5,827)
            Hedging gains                         4,353
            Other                                   557
                                                -------
         Third quarter cash flow                $40,841
                                                =======

================================================================================
WE ARE ONE OF NORTH AMERICA'S LARGEST CONVENTIONAL OIL AND GAS ROYALTY TRUSTS. WE MANAGE PRIMEWEST CAREFULLY FOR THE ONGOING BENEFIT OF OUR UNITHOLDERS, AND IN DOING SO ARE GUIDED BY THE OPERATING PRINCIPLE OF RESPONSIBLE STEWARDSHIP. OUR MAIN OBJECTIVE IS TO DELIVER PREDICTABLE AND SUSTAINABLE CASH DISTRIBUTIONS MONTHLY, WITHIN THE CONTEXT OF A COMMODITY-BASED BUSINESS ENVIRONMENT.

PRIMEWEST ENERGY TRUST
FINANCIAL & OPERATING HIGHLIGHTS

NOTE: ALL UNIT AND PER UNIT FIGURES HAVE BEEN RESTATED TO REFLECT THE 4 FOR 1 UNIT CONSOLIDATION EFFECTIVE AUGUST 16, 2002
================================================================================
FINANCIAL HIGHLIGHTS
(THOUSANDS OF DOLLARS EXCEPT PER-BOE AND PER-TRUST-UNIT AMOUNTS)

                                                         THREE MONTHS ENDED                          NINE MONTHS ENDED
------------------------------------------------------------------------------------------     ------------------------------
                                               SEP.30,          JUN. 30,         SEP. 30,         SEP. 30,          SEP. 30,
                                                 2002            2002              2001             2002              2001
                                           -------------    -------------     ------------     -------------     ------------
Net revenue                                   $  63,814        $  62,198        $  83,105         $ 195,454         $ 228,068
   Per BOE                                        23.00            23.13            26.69             23.58             29.05
Cash flow from operations                        40,841           40,226           55,907           129,367           161,265
   Per BOE                                        14.71            14.95            17.94             15.61             20.54
Royalty expense                                  13,997           14,566           16,265            39,229            59,566
   Per BOE                                         5.04             5.41             5.22              4.73              7.59
Operating expenses                               14,931           14,639           17,719            43,964            41,763
   Per BOE                                         5.38             5.44             5.69              5.30              5.32
G&A expenses          - Cash                      2,436            2,915            2,794             7,986             7,863
                          Per BOE                  0.88             1.08             0.90              0.96              1.00
                      - UAR's(1)                   (940)           1,623           (6,146)            6,032             1,343
                          Per BOE                 (0.34)            0.60            (1.97)             0.73              0.17
Interest expense                                  3,014            2,530            3,997             7,597            10,627
   Per BOE                                         1.09             0.94             1.28              0.92              1.35
Management fees       - Cash                      1,300            1,264            1,633             3,982             4,764
                          Per BOE                  0.47             0.47             0.52              0.48              0.61
                      - Non-cash                    449              485              390             1,413             1,401
                          Per BOE                  0.16             0.18             0.13              0.17              0.18
Cash distributed to unitholders                  38,818           38,418           69,764           115,366           180,836
   Per Trust Unit                                  1.20             1.20             2.44              3.60              7.48
Cash flow from operations
   Per Trust Unit(3)                               1.26             1.24             1.96              4.04              6.67
Net debt(2)                                     270,859          240,913          310,355           270,859           310,355
   Per Trust Unit                                  8.01             7.20            10.30              8.01             10.30

(1)  UNIT APPRECIATION RIGHTS
(2)  NET DEBT IS LONG-TERM DEBT PLUS NEGATIVE WORKING CAPITAL
(3)  BASED ON TRUST UNITS AT DATE OF DISTRIBUTION

OPERATING HIGHLIGHTS
                                                           THREE MONTHS ENDED                         NINE MONTHS ENDED
-------------------------------------------------------------------------------------------     ------------------------------
                                               SEP.30,          JUN. 30,         SEP. 30,         SEP. 30,          SEP. 30,
                                                 2002            2002              2001             2002              2001
                                           -------------    -------------     ------------     -------------     ------------
Daily sales volumes
   Natural gas (MMCF/DAY)                       115.5             111.1            121.3            113.3              99.8
   Crude oil (BBLS/DAY)                         8,975             8,990           11,216            9,399             9,901
   Natural gas liquids (BBLS/DAY)               1,950             2,055            2,414            2,081             2,217
   Total (BOE/DAY)                             30,169            29,559           33,849           30,362            28,751
Realized Commodity Prices(1) (CDN $)
   Natural gas ($/MCF)                           4.07              4.47             5.32             4.37              6.56
   Crude oil ($/BBL)                            35.97             32.96            33.15            33.61             32.82
   Natural gas liquids ($/BBL)                  28.09             25.77            28.71            24.76             34.08
   Total ($ PER BOE)                            28.09             28.61            32.09            28.40             36.70

(1)  INCLUDES HEDGING GAINS (LOSSES)

PRIMEWEST ENERGY TRUST
MANAGEMENT'S DISCUSSION & ANALYSIS (MD&A)
================================================================================

The following discussion is management's analysis of PrimeWest's operating and financial results for the quarter ended September 30, 2002 compared with the previous quarter and the third quarter of 2001 as well for the nine-month periods ended September 30, 2002 and September 30, 2001. This discussion also contains information and opinions concerning the Trust's future outlook based on currently available information. This discussion should be read in conjunction with the Trust's annual MD&A and audited consolidated financial statements for the years ended December 31, 2001 and 2000, together with the accompanying notes, as contained in the Trust's 2001 Annual Report.


FORWARD-LOOKING INFORMATION

Because forward-looking information addresses future events and conditions, it involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking information. These risks and uncertainties include commodity price levels; production levels; the recoverability of reserves; transportation availability and costs; operating and other costs; interest rates and currency-exchange rates; and changes in environmental and other legislation and regulations. Please refer to the Trust's annual report for more detail as to the nature of these risks and uncertainties.



STRATEGY                          2002 OBJECTIVES                             YEAR-TO-DATE PERFORMANCE
ASSET GROWTH                      -  Use the low cycles in the commodity      -  Low commodity price cycle short-lived.
                                     price environment and strong balance        Acquired Ells property in third quarter and
                                     sheet to add high quality reserves to       announced planned acquisition of Caroline
                                     our asset base.                             property for a total of $45.7 million.
                                  -  Maintain or increase our reserve life    -  Development program successful in adding
                                     index (RLI).                                reserves and production.  RLI is measured
                                                                                 annually.

OPERATING EXCELLENCE              -  Moderate natural production decline      -  Production at 30,362 BOE/day year-to-date,
                                     through prudent capital development.        ahead of target range of 29,000-30,000 BOE/day.
                                  -  Add incremental production through       -  Year-to-date development success with 53 gross
                                     drilling, completions and workovers.        wells drilled at an 87% success rate.
                                  -  Reduce per BOE operating expenses from   -  Year-to-date, per BOE costs of $5.30, below the
                                     2001 levels.                                $5.42 full year 2001 result.

FINANCIAL PRUDENCE                -  Maintain a strong financial position     -  Debt-to-cash flow ratio has increased to 1.7
                                     as measured by net debt per Trust Unit      times at September, 30 2002 from 1.5 times at
                                     and debt-to-cash flow ratio.                June 30, 2002.  Net debt per trust unit $8.01
                                                                                 at September 30, 2002 compared to $6.88 at
                                                                                 December 31, 2001.

RISK MANAGEMENT                   -  Use hedging to stabilize and protect     -  Stabilized at $0.40 per month since January of
                                     distribution levels; manage                 2002.
                                     distribution rates as commodity prices
                                     cycle.

PRIMEWEST ENERGY TRUST
MANAGEMENT'S DISCUSSION & ANALYSIS (MD&A)
================================================================================

PRODUCTION VOLUMES

                                                           THREE MONTHS ENDED                         NINE MONTHS ENDED
-------------------------------------------------------------------------------------------     ------------------------------
                                               SEP.30,          JUN. 30,         SEP. 30,        SEP. 30,           SEP. 30,
                                                2002              2002             2001            2002               2001
                                            -------------   --------------   --------------   --------------   ---------------
Natural gas (MMCF/DAY)                          115.5            111.1             121.3           113.3               99.8
Crude oil (BBLS/DAY)                            8,975            8,990            11,216           9,399              9,901
Natural gas liquids (BBLS/DAY)                  1,950            2,055             2,414           2,081              2,217
Total (BOE/DAY)                                30,169           29,559            33,849          30,362             28,751
                                            =============   ==============   ==============   ==============   ===============
Gross Overriding Royalty volumes
 included above (BOE/DAY)                       1,560            1,571            1,787            1,757             1,910
                                            =============   ==============   ==============   ==============   ===============

Production volumes increased 2% in the third quarter compared to the second quarter of 2002.

Natural gas production volumes increased 4% quarter over quarter, reflecting the success of our natural gas development drilling program, particularly at Dawson. Second quarter scheduled turnarounds for facility maintenance as well as other planned and unplanned production outages reduced second quarter production by approximately 800 BOE/day. The Ells acquisition in mid-September, contributed approximately 50 BOE/day to the third quarter result.

Oil volumes fell slightly from second quarter levels, reflecting natural decline as substantially all of our 2002 development program is focused on natural gas.

Whiskey Creek natural gas and NGL production went off-line in May as a result of a pipeline failure. PrimeWest does not expect Whiskey Creek to be back on-line before the first quarter of 2003. At Dawson (Normandville), oil production remains restricted and is not expected back on-line before the first quarter of 2003. A total of approximately 1,000 BOE/day of production is off-line as a result of these non-operated production outages.

Compared to the third quarter of 2001, volumes are lower, primarily as a result of property dispositions, approximately 3,000 BOE/day, in the second half of 2001 as well as the outages noted above. On a year to date basis, volumes are higher in 2002 reflecting nine months of Cypress operations compared to only six months in 2001.


PRODUCTION OUTLOOK

PrimeWest's initial guidance for 2002 was for production to average 29,000-30,000 BOE/day for the full year. That guidance was revised in September of 2002 to meet or exceed 30,000 BOE/day for the full year.

PrimeWest maintains its guidance that it expects full year volumes to meet or exceed an average of 30,000 BOE/day of production.

PRIMEWEST ENERGY TRUST
MANAGEMENT'S DISCUSSION & ANALYSIS (MD&A)
================================================================================

REALIZED COMMODITY PRICES
BENCHMARK PRICES                                           THREE MONTHS ENDED                         NINE MONTHS ENDED
-------------------------------------------------------------------------------------------     ------------------------------
                                               SEP.30,          JUN. 30,         SEP. 30,        SEP. 30,           SEP. 30,
                                                2002              2002             2001            2002               2001
                                            -------------   --------------   --------------   --------------   ---------------
Natural gas ($/MCF AECO)                         3.25             4.42             3.25             3.67              7.30
Crude oil ($U.S./BBL WTI)                       28.27            26.25            26.76            25.39             27.81

AVERAGE PRIMEWEST REALIZED
  SELLING PRICES (CDN DOLLARS)                             THREE MONTHS ENDED                         NINE MONTHS ENDED
-------------------------------------------------------------------------------------------     ------------------------------
                                               SEP.30,          JUN. 30,         SEP. 30,        SEP. 30,           SEP. 30,
                                                2002              2002             2001            2002               2001
                                            -------------   --------------   --------------   --------------   ---------------
Natural gas ($/MCF)                              4.07             4.47             5.32             4.37              6.56
Crude oil ($/BBL)                               35.97            32.96            33.15            33.61             32.82
Natural gas liquids ($/BBL)                     28.09            25.77            28.71            24.76             34.08
Total Oil Equivalent ($ PER BOE)                28.09            28.61            32.09            28.40             36.70
                                            =============   ==============   ==============   ==============   ===============
Realized hedging gain (loss)
  included in prices above ($ PER BOE)           2.85             1.09             5.58             3.71              1.39
                                            =============   ==============   ==============   ==============   ===============

Despite a $1.17 per mcf or 26% decline in the benchmark AECO spot price, realized prices for natural gas, including hedging gains, fell only $0.40 per mcf or 9% from second quarter levels. PrimeWest's hedging program delivered a $10.3 million gain on natural gas sales revenues for the third quarter, equal to $0.97 per mcf or $5.79 per BOE.

Benchmark crude oil prices improved $U.S. 2.02 per barrel or 8% in the third quarter compared to the second quarter of 2002. PrimeWest's realized price improved by 9% quarter over quarter, despite $2.4 million or $2.85 per barrel in lost crude oil sales revenue as a result of the hedging program.

Natural gas liquids prices increased by $2.32 per barrel or 9% in the third quarter, reflecting the increase in crude oil prices.

SALES REVENUE (1)
($ THOUSANDS)
                                                           THREE MONTHS ENDED                         NINE MONTHS ENDED
-------------------------------------------------------------------------------------------     ------------------------------
                                               SEP.30,          JUN. 30,         SEP. 30,        SEP. 30,           SEP. 30,
                                                2002              2002             2001            2002               2001
                                            -------------   --------------   --------------   --------------   ---------------
Natural gas                                    43,225           45,186           59,342          135,056           178,713
Crude oil                                      29,703           26,962           34,208           86,249            88,716
Natural gas liquids                             5,040            4,820            6,374           14,068            20,622
Total                                          77,968           76,968           99,925          235,373           288,051
                                            =============   ==============   ==============   ==============   ===============
Hedging gains (2) included above                7,902            2,928           17,369           30,758            10,886
                                            =============   ==============   ==============   ==============   ===============

(1)  EXCLUDES SULPHUR
(2)  NET OF AMORTIZED PREMIUMS

Revenues were little changed in the third quarter compared to the second quarter. Higher production volumes and increased hedging gains were offset by significantly lower natural gas prices.

Compared to the first nine months of 2001, revenues were lower as the benefit of full year to date Cypress volumes was more than offset by significantly weaker prices.

PRIMEWEST ENERGY TRUST
MANAGEMENT'S DISCUSSION & ANALYSIS (MD&A)
================================================================================

Natural gas hedging gains offset by crude oil hedging losses, totalled $7.9 million for the third quarter of 2002, bringing the aggregate gain on a year to date basis to $30.8 million ($0.93 per trust unit). This compares with $10.9 million of gains ($0.43 per trust unit) for the nine-month period ended September 30, 2001.


PRICE OUTLOOK
The following table sets forth benchmark future commodity prices.

BENCHMARK COMMODITY                          PAST FOUR QUARTERS                               NEXT FOUR QUARTERS
    PRICES                                        (ACTUAL)                                   (FORWARD MARKETS)(1)
-------------------------------- --------------------------------------------     --------------------------------------------
                                     Q4           Q1         Q2         Q3            Q4          Q1          Q2         Q3
                                   2001         2002       2002       2002          2002        2003        2003       2003
                                ----------  ----------  ---------- ----------  -----------------------------------------------
Natural gas
    NYMEX ($U.S./MCF)               2.50       2.38        3.37       3.26          4.00        4.26       3.96        3.94
    AECO ($CDN/MCF)                 3.30       3.34        4.42       3.25          5.40        5.95       5.42        5.37
Crude oil WTI ($U.S./BBL)          20.43      21.64       26.25      28.27         26.72       25.05      24.46       24.01

(1)  AS AT NOVEMBER 19, 2002

Crude oil pricing has come under a degree of downward pressure, after achieving daily highs of WTI $U.S. 30.00 per barrel in the third quarter, as a result of two recent developments. Some of the war risk premium appears to have been taken out of forward pricing. Secondly, while crude oil inventories are still on the low end of historical averages for this time of year, key OPEC members have been steadily increasing their levels of overproduction against designated quotas such that the market is anticipating a build in inventory levels over the next several weeks. Developments regarding Iraq and crude inventory levels over the next number of months will continue to dictate future pricing direction.

The forward market for crude oil indicates future prices in steady decline over the next four quarters. The forward market for WTI averaged for the next 12 months is $U.S. 25.06 per barrel, compared to $U.S. 28.27 per barrel for the third quarter 2002.

Natural gas pricing has enjoyed a significant recovery over the past quarter as a result of significant hurricane activity in the Gulf of Mexico affecting supply, and also due to a much hotter than normal summer in the key regions of the U.S. and Canada that resulted in a higher demand for gas fired electrical generation to run air conditioning units. Despite these developments, storage in both the U.S. and Canada are at near record levels heading into the winter heating season. This high storage level combined with low industrial demand in the U.S. due to low economic activity will be pitted against a declining supply base as a result of lower drilling activity as we exit 2002. Given these balanced and competing forces, winter weather demand will ultimately influence pricing in the near term.

The forward market for natural gas indicates stronger pricing throughout the next four quarters. The forward market for AECO averaged for the next twelve months is $5.54 per mcf, compared to $3.25 per mcf for the third quarter 2002.

PRIMEWEST ENERGY TRUST
MANAGEMENT'S DISCUSSION & ANALYSIS (MD&A)
================================================================================

ROYALTIES
($ THOUSANDS)
                                                           THREE MONTHS ENDED                         NINE MONTHS ENDED
-------------------------------------------------------------------------------------------     ------------------------------
                                               SEP.30,          JUN. 30,         SEP. 30,        SEP. 30,           SEP. 30,
                                                2002              2002             2001            2002               2001
                                            -------------   --------------   --------------   --------------   ---------------
Royalty expense                                13,997           14,566           16,265           39,229            59,566
   Per BOE                                       5.04             5.41             5.22             4.73              7.59
Royalties as % of sales revenue
   - including hedging                          18.0%            18.9%            16.3%            16.7%             20.7%
   - excluding hedging                          20.0%            19.8%            19.7%            19.3%             21.5%
                                            =============   ==============   ==============   ==============   ===============

Royalty expense and the royalty rate fell nominally in the third quarter compared to the second quarter of 2002 as a result of lower natural gas prices. Hedging gains do not attract royalties.

The 2001 nine months ended royalty rates reflect significantly higher natural gas prices.

OPERATING EXPENSES
($ THOUSANDS)
                                                           THREE MONTHS ENDED                         NINE MONTHS ENDED
-------------------------------------------------------------------------------------------     ------------------------------
                                               SEP.30,          JUN. 30,         SEP. 30,        SEP. 30,           SEP. 30,
                                                2002              2002             2001            2002               2001
                                            -------------   --------------   --------------   --------------   ---------------
Operating expenses                             14,931           14,639           17,719           43,964            41,763
   Per BOE                                    $  5.38          $  5.44          $  5.69          $  5.30           $  5.32
                                            =============   ==============   ==============   ==============   ===============

Operating expenses per BOE declined quarter over quarter in part due to a 2% increase in production levels.


OPERATING EXPENSES OUTLOOK

Operating costs for the fourth quarter are expected to be marginally higher than the third quarter of 2002, due to anticipated increases in processing fees at third party operated facilities.


OPERATING MARGIN
($ PER BOE)
                                                           THREE MONTHS ENDED                         NINE MONTHS ENDED
-------------------------------------------------------------------------------------------     ------------------------------
                                               SEP.30,          JUN. 30,         SEP. 30,        SEP. 30,           SEP. 30,
                                                2002              2002             2001            2002               2001
                                            -------------   --------------   --------------   --------------   ---------------
Sales price (1)                               $ 28.04          $ 28.53          $ 31.91          $ 28.31           $ 36.66
Royalties                                        5.04             5.41             5.22             4.73              7.59
Operating costs                                  5.38             5.44             5.69             5.30              5.32
                                            -------------   --------------   --------------   --------------   ---------------
Operating margin                              $ 17.62          $ 17.68          $ 21.00          $ 18.28           $ 23.75
                                            =============   ==============   ==============   ==============   ===============

(1)  INCLUDING HEDGING GAINS AND SULPHUR LOSSES

Operating margin fell slightly from the second quarter level reflecting lower natural gas prices offset by higher crude oil prices, and increased hedging gains, which have no related royalties, and lower operating costs.

The decrease compared to the 2001 nine months ended figures reflects a significant decline in natural gas and natural gas liquids prices.

PRIMEWEST ENERGY TRUST
MANAGEMENT'S DISCUSSION & ANALYSIS (MD&A)
================================================================================

CASH G&A EXPENSES AND MANAGEMENT FEES
($ THOUSANDS)
                                                           THREE MONTHS ENDED                         NINE MONTHS ENDED
-------------------------------------------------------------------------------------------     ------------------------------
                                               SEP.30,          JUN. 30,         SEP. 30,        SEP. 30,           SEP. 30,
                                                2002              2002             2001            2002               2001
                                            -------------   --------------   --------------   --------------   ---------------
Cash G&A Expenses                              $2,436           $2,915           $2,794           $7,986            $7,863
   Per BOE                                       0.88             1.08             0.90             0.96              1.00
Cash Management Fees                            1,300            1,264            1,633            3,982             4,764
   Per BOE                                       0.47             0.47             0.52             0.48              0.61

Cash G&A expenses fell 16% quarter over quarter. The decrease is attributable to overhead recoveries related to prior periods being booked during the third quarter.

Cash management fees were little changed quarter over quarter in line with little change in operating cash flow. Compared to third quarter and nine months of 2001, cash management fees are lower in 2002 reflecting lower netbacks.


CASH G&A EXPENSES AND MANAGEMENT FEES OUTLOOK

Fourth quarter cash G&A expenses are expected to increase as a result of one time costs associated with the New York Stock Exchange listing and the internalization of management.

On November 4, 2002, unitholders approved the internalization of management effective October 1, 2002. Accordingly, there will be no cash management fees after that date.


UNIT APPRECIATION RIGHTS EXPENSE AND NON-CASH MANAGEMENT FEES
($ THOUSANDS)
                                                           THREE MONTHS ENDED                         NINE MONTHS ENDED
-------------------------------------------------------------------------------------------     ------------------------------
                                               SEP.30,          JUN. 30,         SEP. 30,        SEP. 30,           SEP. 30,
                                                2002              2002             2001            2002               2001
                                            -------------   --------------   --------------   --------------   ---------------
Unit Appreciation Rights Expense               $ (940)         $ 1,623        $  (6,146)          $6,032            $1,343
Non-cash Management Fees                          449              485              390            1,413             1,401
                                            -------------   --------------   --------------   --------------   ---------------
Total                                          $ (491)         $ 2,108        $  (5,756)          $7,445            $2,744
                                            =============   ==============   ==============   ==============   ===============
   Per BOE                                     $(0.18)         $  0.78        $    1.85           $ 0.90            $ 0.35
                                            =============   ==============   ==============   ==============   ===============

It is PrimeWest's practice to expense the cost of the Unit Appreciation Rights
(UARs) under the Trust's long-term incentive program. UARs are similar to stock options in a conventional business. The UARs are marked-to-market each quarter and the impact is recognized as an expense or recovery in the income statement of the Trust.

The recovery in the third quarter of each of 2002 and 2001 reflects a decline in PrimeWest's unit price quarter-over-quarter. For the year to date in 2002, the increase over 2001 reflects a strengthening unit price in 2002 together with the effect of 2002 distributions, net of the 5% total unitholder return (unit price plus distributions reinvested) hurdle rate minimum return that must be achieved before the UAR's are in the money.

PRIMEWEST ENERGY TRUST
MANAGEMENT'S DISCUSSION & ANALYSIS (MD&A)
================================================================================


UNIT APPRECIATION RIGHTS EXPENSE AND NON-CASH MANAGEMENT FEES OUTLOOK

On November 4, 2002, unitholders approved the internalization of management effective October 1, 2002. Accordingly, there will be no non-cash management fees after that date.

INTEREST EXPENSE
($ THOUSANDS)
                                                           THREE MONTHS ENDED                         NINE MONTHS ENDED
-------------------------------------------------------------------------------------------     ------------------------------
                                               SEP.30,          JUN. 30,         SEP. 30,        SEP. 30,           SEP. 30,
                                                2002              2002             2001            2002               2001
                                            -------------   --------------   --------------   --------------   ---------------
Interest expense on credit facility          $  2,779         $  2,530         $  3,997         $  7,308         $  10,627
Period end net debt level                     270,859          240,913          310,355          270,859           310,555
Debt per Trust Unit                              8.01             7.20            10.30             8.01             10.30
Average cost of debt - %                         4.5%             4.5%             5.3%             4.3%              6.0%
                                            =============   ==============   ==============   ==============   ===============

Interest expense increased quarter-over-quarter reflecting increasing debt levels through the quarter. On a per unit basis, debt increased modestly quarter-over-quarter, and was down 22% from a year earlier.

At September 30, 2002, approximately 70% of the debt was at a floating rate, with the balance at a fixed rate.

Debt levels were higher in 2001 as a result of the Cypress acquisition.


DEPLETION, DEPRECIATION AND AMORTIZATION (DD&A)
($ THOUSANDS)
                                                           THREE MONTHS ENDED                         NINE MONTHS ENDED
-------------------------------------------------------------------------------------------     ------------------------------
                                               SEP.30,          JUN. 30,         SEP. 30,        SEP. 30,           SEP. 30,
                                                2002              2002             2001            2002               2001
                                            -------------   --------------   --------------   --------------   ---------------
Depletion, depreciation &
amortization                                  $45,954          $45,212          $48,863        $137,061          $110,562
                                            =============   ==============   ==============   ==============   ===============
   Per BOE                                    $ 16.56          $ 16.80          $ 15.69        $  16.49          $  14.05
                                            =============   ==============   ==============   ==============   ===============

Compared to a year ago, the third quarter DD&A is lower reflecting reduced production volumes as a result of asset dispositions late in 2001.

The DD&A rate is inflated relative to the acquisition cost of certain reserves due to the requirement to account for future income tax liabilities associated with the acquisition of those reserves. The offset is in the income tax recovery.

Absent this tax adjustment, the DD&A rate would be lower by approximately $3.00 per BOE.

For the nine months ended September 30, the 2002 figures reflect a full nine months of Cypress activity versus only six months in 2001.

PRIMEWEST ENERGY TRUST
MANAGEMENT'S DISCUSSION & ANALYSIS (MD&A)
================================================================================


CEILING TEST

PrimeWest has performed a ceiling test using commodity prices as at the measurement date of September 30, 2002. Using September 30, 2002 commodity prices of AECO $4.83 per mcf for natural gas and WTI U.S. $30.45 per barrel of oil would result in a cushion of approximately $500 million.

INCOME AND CAPITAL TAXES
($ THOUSANDS)
                                                           THREE MONTHS ENDED                         NINE MONTHS ENDED
-------------------------------------------------------------------------------------------     ------------------------------
                                               SEP.30,          JUN. 30,         SEP. 30,        SEP. 30,           SEP. 30,
                                                2002              2002             2001            2002               2001
                                            -------------   --------------   --------------   --------------   ---------------
Capital taxes                                $   1,292          $   624        $   1,055         $  2,558        $   1,786
Future income taxes recovery                   (12,800)            (900)         (11,050)         (23,100)         (34,313)
                                            -------------   --------------   --------------   --------------   ---------------
                                             $ (11,508)         $  (276)       $  (9,995)        $(20,542)       $ (32,527)
                                            =============   ==============   ==============   ==============   ===============

The future income tax recovery for the third quarter of 2002 has increased in comparison to the second quarter due to an adjustment to the tax rate. The second quarter 2002 tax recovery reflects adjustments upon the filing of the 2001-year end tax returns. The decrease in the income tax recovery for the first nine months of 2002 compared to the same period in 2001 is the result of lower income before tax.

NET INCOME
($ THOUSANDS)
                                                           THREE MONTHS ENDED                         NINE MONTHS ENDED
-------------------------------------------------------------------------------------------     ------------------------------
                                               SEP.30,          JUN. 30,         SEP. 30,        SEP. 30,           SEP. 30,
                                                2002              2002             2001            2002               2001
                                            -------------   --------------   --------------   --------------   ---------------
Net income                                     $ 8,178       $  (6,194)        $  23,850         $  7,961         $  82,272
                                            =============   ==============   ==============   ==============   ===============

Net income for the three months ended September 30, 2002 is lower than the same period in 2001 reflecting lower realized commodity prices and lower volumes.

Net income for the nine months ended September 30, 2002 is lower than 2001 again reflecting significantly lower realized commodity prices. The impact of the lower commodity prices is offset by higher sales volumes which increased operating costs and DD&A.


LIQUIDITY AND CAPITAL RESOURCES
($ THOUSANDS)
                                                                                AS AT
----------------------------------------------------------------------------------------------------------
                                                               SEP.30,         JUN. 30,       SEP. 30,
                                                                2002            2002            2001
                                                             ---------       ---------       ---------
Long-term debt                                                 255,000         235,000         300,000
Working capital deficit                                         15,859           5,913          10,355
Net debt                                                       270,859         240,913         310,355
Market value of Trust Units and
   exchangeable shares outstanding                             894,000         966,985         755,850
Total capitalization                                         1,164,859       1,207,898       1,066,205
Net debt as a % of total capitalization                         23.25%          19.94%          29.11%
                                                             =========       =========       =========

PRIMEWEST ENERGY TRUST
MANAGEMENT'S DISCUSSION & ANALYSIS (MD&A)
================================================================================

Net debt increased in the quarter reflecting the acquisition of a gas property at Ells and capital development expenditures for a total of $38.1 million. Proceeds from the DRIP program, $7.2 million, and minor dispositions, $0.9 million, partially funded this investment activity.

Unutilized credit facilities were $39 million at September 30, 2002, compared to $69 million at June 30, 2002. The credit facility was reduced during the second quarter to $310 million from $350 million, reflecting significant property dispositions in late 2001 and reduced commodity pricing assumptions.

Net debt is significantly lower than the third quarter of 2001 as a result of equity issued in the last quarter of 2001 to de-lever the balance sheet, along with the application of proceeds from non-core asset sales.


EQUITY ISSUE

On November 13, 2002, PrimeWest received net proceeds of $104.5 million from the issuance of 4.2 million trust units. The proceeds were used in part to reduce indebtedness incurred to acquire properties and for the Phase II portion ($30 million) of the 2002 capital development program. The balance of the proceeds, also applied to reduce indebtedness, are expected to be used for acquisitions and for a portion of the 2003 capital development program.

CAPITAL SPENDING
($ THOUSANDS)
                                                           THREE MONTHS ENDED                         NINE MONTHS ENDED
-------------------------------------------------------------------------------------------     ------------------------------
                                               SEP.30,          JUN. 30,         SEP. 30,        SEP. 30,           SEP. 30,
                                                2002              2002             2001            2002               2001
                                            -------------   --------------   --------------   --------------   ---------------
                                               11,928           12,415           30,082           49,217            53,645
                                            =============   ==============   ==============   ==============   ===============

Capital spending during the third quarter and first nine months of 2002 is in line with the Trust's commitment to invest approximately $70 million during 2002 in capital development activities.

PrimeWest's capital development program continues to yield results in line with expectations. PrimeWest participated in the drilling of 14 gross (6.2 net) wells in the third quarter with a 75% success rate. On a year-to-date basis, 53 gross (31.5 net) wells have been drilled, achieving an 87% success rate. The major areas of development activity in the first nine months of the year included Dawson and Brant Farrow.

On September 16, 2002, PrimeWest completed the acquisition of a working interest in the Ells/Tarr area of Northeastern Alberta. In the fourth quarter of 2002, PrimeWest has also executed a binding letter of intent for the acquisition of an additional interest in the Caroline area of Alberta. PrimeWest expects to transfer its interest in the Tar area of the vendor of the Caroline interest as partial consideration for this purchase.

The aggregate net cost to PrimeWest of these acquisitions is approximately $45.7 million. On an aggregate basis, these acquisitions will increase PrimeWest's daily production by 1,565 BOE/day and Established Reserves by 5.11 mmboe. The purchase price represents a reserve acquisition cost of $8.94 per BOE established, $9.40 per BOE proved and a production acquisition cost of $29,200 per BOE/day. The reserve life index is 9 years based on established reserves.

PrimeWest expects that internally generated retained cash flow, proceeds from the DRIP and the Optional Trust Unit Purchase programs, unutilized credit facilities and the proceeds from the equity

PRIMEWEST ENERGY TRUST
MANAGEMENT'S DISCUSSION & ANALYSIS (MD&A)
================================================================================


offering, which closed on November 15, 2002 will be sufficient to fund the remainder of the 2002 capital development program.


HEDGING PROGRAM

Approximate percentage of future anticipated production volumes hedged at September 30, 2002; net of anticipated royalties, reflecting full production declines with no offsetting additions:

                                                    Q4 2002          2003
                                                    -------          ----
         Crude Oil                                      70%           41%
         Natural Gas                                    68%           57%
         Mark-to-market gain (loss) (millions)       ($3.9)        ($6.5)

The mark-to-market valuation of these hedges was a $10.4 million loss at September 30, 2002, consisting of a $3.8 million loss in crude oil and $6.6 million loss in natural gas.

A summary of contracts in place as at September 30, 2002 is as follows:

CRUDE OIL (BASIS U.S.$/BBL)
                                         VOLUME                                                       WTI PRICE
PERIOD                                  (BBL/D)                             TYPE                    (U.S.$/BBL)
----------------------------------------------------------------------------------------------------------------
Oct - Dec 2002                            2,000                             Swap                          24.45
Jan - Dec 2002                            1,000                  Costless Collar                    20.00/25.15
Jan - Dec 2002                            1,000                             Swap                          24.58
Jul - Dec 2002                            1,000                  Costless Collar                    20.50/24.95
Oct - Dec 2002                              350                  Costless Collar                    22.00/28.15
Apr - Dec 2003                            1,000                            3 Way          17.00 / 20.50 / 25.50
Jan - Jan 2003                              500                             Swap                          28.95
Jan - Mar 2003                            1,000                    Purchase Call                          34.00
Jan - Mar 2003                            1,000                  Costless Collar                    21.00/27.70
Jan - Mar 2003                            1,000                  Costless Collar                    20.50/25.50
Jan - Mar 2003                              500                  Costless Collar                    22.00/30.01
Jan - Mar 2003                              500                             Swap                          27.28
Jan - Jun 2003                            1,000                  Costless Collar          18.50 / 22.50 / 27.20
Apr - Apr 2003                              500                             Swap                          27.20
Apr - June 2003                             500                  Costless Collar                    22.00/30.10
Jul - Dec 2003                            1,000                            3 Way          18.50 / 22.50 / 27.20

NATURAL GAS (BASIS CDN$/MCF)
                                        VOLUME                                                 AECO PRICE
PERIOD                                  (MMCF/D)                       TYPE                    (CDN$/MCF)
----------------------------------------------------------------------------------------------------------------
Apr - Oct 2002                           4.7                      Fixed Price                            6.50
Apr - Oct 2002                          18.9                             Swap                            5.28
Apr - Oct 2002                          18.9                             Swap                            5.28
Apr - Oct 2002                           9.5                             Swap                            4.39
Nov 2002 - Mar 2003                      4.7                  Costless Collar                    4.22 by 5.96
Nov 2002 - Mar 2003                      4.7                            3 Way              3.17 / 4.48 / 6.59
Nov 2002 - Mar 2003                      4.7                            3 Way              3.17 / 3.96 / 5.46
Nov 2002 - Mar 2003                      4.7                            3 Way              4.22 / 5.28 / 7.04
Nov 2002 - Mar 2003                      4.7                             Swap                            5.43

PRIMEWEST ENERGY TRUST
MANAGEMENT'S DISCUSSION & ANALYSIS (MD&A)
================================================================================

                                        VOLUME                                                 AECO PRICE
PERIOD                                  (MMCF/D)                       TYPE                    (CDN$/MCF)
----------------------------------------------------------------------------------------------------------------

Apr - Oct 2003                           4.7                      Fixed Price                            4.75
Apr - Oct 2003                           4.7                             Swap                            5.05
Apr - Oct 2003                           4.7                            3 Way              3.17 / 4.48 / 6.26
Apr - Oct 2003                           4.7                            3 Way              3.17 / 3.96 / 5.39
Apr - Oct 2003                           4.7                            3 Way              3.69 / 4.75 / 6.65
Nov 2002 - Oct 2004                      9.5                            3 Way              3.17 / 4.22 / 6.09
Jan 2002 - Oct 2003                      4.7                             Swap                            3.98
Jan 2002 - Oct 2003                      4.7                             Swap                            4.17
Nov- Dec 2002                            4.7                             Swap                            5.49
Jan - Mar 2003                           4.7                  Costless Collar                       5.28/6.35

A 3-way option is like a traditional collar, except that PrimeWest has resold the put at a lower price. Utilizing the first 3-way crude oil contract above as an example, PrimeWest has sold a call at $25.50, purchased a put at $20.50, and resold the put at $17.00. Should the market price drop below $20.50 PrimeWest will receive $20.50 until the price is less than $17.00, at which time PrimeWest would then receive market price plus $3.50. However, should market prices rise above $25.50, PrimeWest would receive a maximum of $25.50. Should the market price remain between $20.50 and $25.50, PrimeWest would receive the market price.

NATURAL GAS SWAPS ($US/MCF)
                                        VOLUME                                           AECO PRICE DIFFERENTIAL
PERIOD                                  (MMCF/D)                  TYPE                         (CDN$/MCF)
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Nov. 2002 - March 2003                   5.0                    Basis Swap                      0.425
April 2003 - October 2003                5.0                    Basis Swap                      0.450

The AECO basis is the difference between the NYMEX gas price in $US per mcf and the AECO price in $US per mcf. Using the first basis swap above as an example, PrimeWest has fixed this price difference between the two markets at $US 0.425 per mcf for the winter period. If the NYMEX price for the winter period turned out to be $US 4.00 per mcf, PrimeWest would receive an AECO equivalent price of $US 3.575 per mcf.


CORPORATE GOVERNANCE

On October 23, 2002 the Board of Directors announced the previously intended succession of Donald A. Garner to the positions of President and Chief Executive Officer. Mr. Kent MacIntyre, PrimeWest's present CEO and Vice-chairman will become a non-executive member of the Board of Directors. Although the terms of this succession have not been finalized, it is the intention of the Board to complete this succession before the Annual General Meeting of Unitholders to be held in the spring of 2003.

In an effort to proactively advance the governance of PrimeWest, the Board has also resolved to recruit two additional independent directors as soon as practicable and in any event at the time of the Annual General Meeting of Unitholders in the spring of 2003.

PRIMEWEST ENERGY TRUST
MANAGEMENT'S DISCUSSION & ANALYSIS (MD&A)
================================================================================

UNIT CONSOLIDATION AND ODD LOT PROGRAM

On August 16, 2002, the issued and outstanding Trust Units were consolidated on a four-to-one basis (the "Consolidation"). The Consolidation was effected at a ratio of four-to-one following PrimeWest's determination that such a ratio would best ensure that the trading price range of the Trust Units was attractive to investors on both the NYSE and the TSX. Fractional Trust Units resulting from the Consolidation were rounded up to the nearest whole unit.

PrimeWest also implemented a small unitholder and odd lot program to enable unitholders with less than 100 units (a board lot) following the consolidation to either buy up to a full board lot, or sell their odd lot holdings without incurring brokerage fees. This program has been extended until February 14, 2003.


NEW YORK STOCK EXCHANGE LISTING

The units of PrimeWest began trading on the NYSE, symbol PWI, on November 19, 2002.


UNITHOLDERS APPROVE INTERNALIZATION OF MANAGEMENT

On November 4, 2002, unitholders approved the internalization of management at a cost of $26.1 million, including the acquisition of the 1% retained royalty. The consideration was cash of $13.1 million and the issuance of Class A exchangeable shares, exchangeable for approximately 491,000 trust units. In addition, the internalization includes the buy-out of the Management Incentive Plan for an additional consideration of $1.5 million and the implementation of a Senior Executive Retention Plan in the amount of $3.5 million, for both of which the consideration paid is Class A exchangeable shares of PrimeWest Energy Inc. (See
Note 6, Subsequent Events, to the Consolidated Financial Statements which follows).

The benefits of the internalization of management include:

     - The elimination of all fees; management and acquisition and disposition fees totaled $21.3 million in 2001 and $5.7 million for the nine-month period ended September 30, 2002.

     - The acquisition of the 1% retained royalty; retained royalty payments were $3.4 million in 2001 and $1.2 million for the nine-month period ended September 30, 2002.

     -   Unitholders now have the right to elect all of the directors.

     -   Management and directors' ownership increased to 2.5%.


PRIMEWEST RECEIVES OILWEEK'S VIC HUMPHREYS ANNUAL REPORT AWARD

On November 8, 2002 PrimeWest received Oilweek Magazine's Vic Humphrey's Award for the best 2001 Annual Report among the 74 annual reports included in the judging. PrimeWest also earned the award for best Financial Statement and Note disclosure in its sector.


DISTRIBUTIONS

PrimeWest has distributed $0.40 per unit monthly year-to-date. PrimeWest has previously announced it will distribute, barring material adverse developments, $0.40 per unit on each of November 15 and December 15, 2002 and January 15, 2003.

PRIMEWEST ENERGY TRUST
MANAGEMENT'S DISCUSSION & ANALYSIS (MD&A)
================================================================================

DISTRIBUTION REINVESTMENT (DRIP) DISCOUNT

PrimeWest's Distribution Reinvestment and Optional Trust Unit Purchase Plan
(Plan) enables participants to reinvest their monthly cash distributions and/or purchase additional Trust Units at a 5% discount to the 20-day weighted average monthly market price. There is a $100,000 per calendar year limit per individual to the purchase of additional Trust Units.

To join the Plan, you must be a Canadian resident and a registered unitholder or have your units in an account that allows participation. Not all brokerage firms and banks will allow you to participate. Please check directly with your account representative as to their participation.

For further information or to join this Plan, contact our Plan Agent, Computershare Trust Company of Canada, at 1-800-332-0095.


THIRD QUARTER CONFERENCE CALL AND WEBCAST

PrimeWest will be conducting a conference call and Web cast for interested analysts, brokers, investors and media representatives about its third quarter results and outlook at 9:00 a.m. Mountain standard time (11:00 a.m. Eastern standard time) on Friday, November 22, 2002.

Callers may dial 1-888-881-4892 a few minutes prior to start and request the PrimeWest conference call. The call also will be available for replay by dialing 1-877-289-8525, and entering pass code 211140 followed by the pound (#) key.

Interested users of the Internet are invited to go to WWW.NEWSWIRE.CA/WEBCAST/PAGES/ PRIMEWESTENERGY20021105 for the live Web cast and/or replay or access the Web cast at the PrimeWest Web site, WWW.PRIMEWESTENERGY.COM.


QUESTIONS

PrimeWest Energy Trust welcomes questions from unitholders and potential investors; call Investor Relations at 403-234-6600 or toll-free in Canada and the U.S. at 1-877-968-7878; or visit us on the Internet at our Web site, WWW.PRIMEWESTENERGY.COM.

On behalf of the Board of Directors:
November 21, 2002


/s/ Kent J. MacIntyre


Kent J. MacIntyre
Vice-chairman and
Chief Executive Officer

PRIMEWEST ENERGY TRUST
CONSOLIDATED BALANCE SHEET
================================================================================

                                                                          (UNAUDITED)
                                                                               AS AT                    AS AT
                                                                             SEP. 30,                 DEC. 31,
(THOUSANDS OF DOLLARS)                                                          2002                     2001
----------------------------------------------------------------------------------------     --------------------
 ASSETS
 Current assets
    Accounts receivable                                             $          54,369        $          55,465
    Prepaid expenses                                                            3,768                    8,027
    Inventory                                                                   2,026                    3,173
                                                                    --------------------     --------------------
                                                                               60,163                   66,665

 Cash reserved for site restoration and reclamation                               768                      755
 Capital assets                                                             1,386,233                1,448,661
                                                                    --------------------     --------------------
                                                                    $       1,447,164        $       1,516,081
                                                                    ====================     ====================
 LIABILITIES AND UNITHOLDERS' EQUITY
 Current liabilities
    Bank overdraft                                                  $          25,923        $          14,613
    Accounts payable and accrued liabilities                                   35,957                   59,944
    Accrued distributions to unitholders                                       11,604                   11,980
    Due to related company                                                      2,538                   10,108
    Current portion of long-term debt                (NOTE 3)                      --                       67
                                                                    --------------------     --------------------
                                                                               76,022                   96,712
 Long-term debt                                      (NOTE 3)                 255,000                  195,000
 Future income taxes                                                          339,495                  362,595
 Site restoration and reclamation provision                                     6,416                    6,113
                                                                    --------------------     --------------------
                                                                              676,933                  660,420
 UNITHOLDERS' EQUITY
    Net capital contributions                        (NOTE 4)       $       1,173,414        $       1,152,551
    Capital issued but not distributed                                            449                      419
    Long-term incentive plan equity                                            10,209                    7,932
    Accumulated income                                                        130,511                  122,550
    Accumulated cash distributions                                           (536,350)                (420,983)
    Accumulated dividends                                                      (8,002)                  (6,808)
                                                                    --------------------     --------------------
                                                                              770,231                  855,661
                                                                    --------------------     --------------------
                                                                    $       1,477,164        $       1,516,081
                                                                    ====================     ====================

CONSOLIDATED STATEMENTS OF UNITHOLDERS' EQUITY (UNAUDITED)

For the nine months ended
(THOUSANDS OF DOLLARS)                                                 SEP. 30, 2002            SEP. 30, 2001
----------------------------------------------------------------------------------------     --------------------
 Unitholders' equity, beginning of the period                       $         855,661        $         298,245
    Net income for the period                                                   7,961                   82,272
    Net capital contributions                                                  20,863                  646,293
    Capital issued but not distributed                                             30                      154
    Long-term incentive plan equity                                             2,277                   (3,394)
    Cash distributions                                                       (115,367)                (180,836)
    Dividends                                                                  (1,194)                  (2,435)
                                                                    --------------------     --------------------
 Unitholders' equity, end of the period                             $         770,231        $         840,299
                                                                    ====================     ====================

PRIMEWEST ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)
================================================================================

                                                        THREE MONTHS ENDED                    NINE MONTHS ENDED
 ---------------------------------------------------------------------------------   -----------------------------------
                                                      SEP. 30           SEP. 30            SEP. 30           SEP. 30
 (THOUSANDS OF DOLLARS)                                  2002              2001               2002              2001
                                                ----------------- ----------------   ----------------- -----------------
 OPERATING ACTIVITIES
    Net income for the period                   $       8,178     $      23,850      $       7,961     $      82,272
    Add:    Items not involving cash from
               operations
            Depletion, depreciation and
                amortization                           45,954            48,863            137,061           110,562
            Unit Appreciation Rights                     (940)           (6,146)             6,032             1,343
            Non-cash management fees                      449               390              1,413             1,401
            Future income taxes recovery              (12,800)          (11,050)           (23,100)          (34,313)
                                                ----------------- ----------------   ----------------- -----------------
    Cash flow from operations                          40,841            55,907            129,367           161,265
    Change in non-cash working capital                  1,036           (26,138)           (25,023)          (23,877)
                                                ----------------- ----------------   ----------------- -----------------
                                                       41,877            29,769            104,344           137,388
                                                ----------------- ----------------   ----------------- -----------------
 FINANCING ACTIVITIES
    Proceeds from issue of Trust Units
       (net of costs)                                   7,199             4,277             15,724           100,242
    Cash distributions to unitholders                 (39,229)          (69,764)          (115,743)         (180,836)
    Dividends                                          (1,194)             (709)            (1,194)           (2,435)
    Increase (decrease) in long-term debt              19,985           (35,025)            59,933            42,046
    Change in non-cash working capital                    908            (5,235)               (30)            8,422
                                                ----------------- ----------------   ----------------- -----------------
                                                      (12,331)         (106,456)           (41,310)          (32,561)
                                                ----------------- ----------------   ----------------- -----------------
 INVESTING ACTIVITIES
    Expenditures on capital assets                    (11,928)          (30,082)           (49,217)          (53,645)
    Corporate acquisitions                                 --            (1,758)                --           (82,600)
    Acquisitions of capital assets                    (26,187)           (1,136)           (26,187)           (1,656)
    Proceeds on disposal of capital assets                877            23,447              3,720            28,965
    Increase in cash reserved for future
        site restoration and reclamation                   (2)             (192)               (13)             (204)
    Expenditures on site restoration and
        reclamation                                    (1,536)           (1,031)            (2,647)           (1,912)
                                                ----------------- ----------------   ----------------- -----------------
                                                      (38,776)          (10,752)           (74,344)         (111,052)
                                                ----------------- ----------------   ----------------- -----------------

 DECREASE IN CASH FOR THE PERIOD                       (9,230)          (87,439)           (11,310)           (6,225)
 CASH (BANK OVERDRAFT) BEGINNING
    OF THE PERIOD                                     (16,693)           80,380            (14,613)             (834)
                                                ----------------- ----------------   ----------------- -----------------
 BANK OVERDRAFT END
    OF THE PERIOD                               $     (25,923)    $      (7,059)     $     (25,923)    $      (7,059)
                                                ================= ================   ================= =================
 CASH INTEREST PAID                             $       2,755     $       3,963      $       7,315     $      10,692
                                                ================= ================   ================= =================
 CASH TAXES PAID                                $         253                --      $       3,146     $          10
                                                ================= ================   ================= =================

PRIMEWEST ENERGY TRUST
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
================================================================================

                                                                THREE MONTHS ENDED                    NINE MONTHS ENDED
 -----------------------------------------------------------------------------------------   -----------------------------------
 (THOUSANDS OF DOLLARS, EXCEPT FOR PER-TRUST-UNIT             SEP. 30           SEP. 30            SEP. 30           SEP. 30
 AMOUNTS)                                                        2002              2001               2002              2001
                                                        ----------------  ----------------   ----------------- -----------------
 REVENUES
    Sales of crude oil, natural gas and
        natural gas liquids                             $      77,818     $      98,987      $     234,617     $     287,136
    Crown and other royalties, net of ARTC                    (13,997)          (16,265)           (39,229)          (59,566)
    Other income                                                   (7)              383                 66               498
                                                        ----------------  ----------------   ----------------- -----------------
                                                               63,814            83,105            195,454           228,068
                                                        ----------------  ----------------   ----------------- -----------------
 EXPENSES
    Operating                                                  14,931            17,719             43,964            41,763
    Cash general and administrative                             2,436             2,794              7,986             7,863
    Unit Appreciation Rights                                     (940)           (6,146)             6,032             1,343
    Interest                                                    3,014             3,997              7,597            10,627
    Cash management fees                                        1,300             1,633              3,982             4,764
    Non-cash management fees                                      449               390              1,413             1,401
    Depletion, depreciation and amortization                   45,954            48,863            137,061           110,562
                                                        ----------------  ----------------   ----------------- -----------------
                                                               67,144            69,250            208,035           178,323
                                                        ----------------  ----------------   ----------------- -----------------
 Income (loss) before taxes for the period                     (3,330)           13,855            (12,581)           49,745
                                                        ----------------  ----------------   ----------------- -----------------
    Income and capital taxes                                    1,292             1,055              2,558             1,786
    Future income taxes recovery                              (12,800)          (11,050)           (23,100)          (34,313)
                                                        ----------------  ----------------   ----------------- -----------------
                                                              (11,508)           (9,995)           (20,542)          (32,527)
                                                        ----------------  ----------------   ----------------- -----------------
 Net income for the period                                      8,178            23,850              7,961            82,272
                                                        ================  ================   ================= =================
 Net income per Trust Unit                                       0.24              0.80               0.24              3.44
                                                        ================  ================   ================= =================
 Diluted net income per Trust Unit                               0.24              0.80               0.24              3.40
                                                        ================  ================   ================= =================

CONSOLIDATED STATEMENTS OF CASH DISTRIBUTIONS (UNAUDITED)
                                                                THREE MONTHS ENDED                    NINE MONTHS ENDED
 -----------------------------------------------------------------------------------------   -----------------------------------
 (THOUSANDS OF DOLLARS, EXCEPT FOR PER-TRUST-UNIT AND         SEP. 30           SEP. 30            SEP. 30           SEP. 30
 NUMBER OF UNITS)                                                2002              2001               2002              2001
                                                        ----------------  ----------------   ----------------- -----------------
 Net income for the period                              $       8,178     $      23,850      $       7,961     $      82,272
 Add back (deduct) amounts to reconcile to
    distribution:
    Depletion, depreciation and amortization                   45,954            48,863            137,061           110,562
    Drawdown/(increase to) reserve                               (602)           15,561             (9,761)           23,927
    Contribution to reclamation fund                           (1,029)             (999)            (3,075)           (2,529)
    Unit Appreciation Rights                                     (940)           (6,146)             6,032             1,343
    Management fees paid in Trust Units                           449               390              1,413             1,401
    Future income taxes recovery                              (12,800)          (11,050)           (23,100)          (34,313)
                                                        ----------------  ----------------   ----------------- -----------------
                                                        $      31,032     $      46,619      $     108,570     $     100,391
                                                        ----------------  ----------------   ----------------- -----------------
                                                        $       39,210    $       70,469     $      116,531    $      182,663
                                                        ================  ================   ================= =================
 Cash Distributions to Trust Unitholders (99%)          $       38,818    $       69,764     $      115,367    $      180,836
                                                        ================  ================   ================= =================
 Cash Distributions per Trust Unit                      $         1.20    $         2.44     $         3.60    $         7.48
                                                        ================  ================   ================= =================
 Trust Units and exchangeable shares issued                 33,798,352        30,132,324         33,798,352        30,132,324
     and outstanding
 Weighted average Trust Units and
     exchangeable shares outstanding  (diluted)             33,929,397        30,028,723         33,514,149        23,851,764

PRIMEWEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the nine months ended September 30, 2002 (THOUSANDS OF DOLLARS EXCEPT TRUST UNIT/SHARE AMOUNTS)
================================================================================

1)     SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements of PrimeWest Energy Trust have been prepared in accordance with Canadian generally accepted accounting principles. The specific accounting principles used are described in the annual consolidated financial statements of the Trust appearing on pages 36 through 53 of the Trust's 2001 annual report and should be read in conjunction with these interim financial statements.

2)     AMALGAMATION

Effective January 1, 2002, PrimeWest Oil & Gas Corp. and PrimeWest Energy Inc. and its subsidiaries amalgamated and were continued as PrimeWest Energy Inc. Subsequent to the amalgamation, the common shares of PrimeWest Energy Inc. are 89% owned by the Trust and 11% by PrimeWest Management Inc. The Trust continues to own a royalty entitling it to receive 99% of the net cash flows generated by PrimeWest Energy Inc. The beneficiaries of the Trust are the holders of Trust Units.

3)     LONG-TERM DEBT

PrimeWest Energy Inc. and the Trust (as co-borrowers) have a combined revolving credit facility in the amount of $310 million. The facility consists of a revolving term loan of $285 million and an operating facility of $25 million. In addition to amounts outstanding under the facility as indicated in the table below, PrimeWest Energy Inc. has outstanding letters of credit in the amount of $3.2 million. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and after acquired property in the principal amount of $500 million. Each borrower under the facility has also provided an unconditional full liability guarantee in respect of amounts borrowed under the facility.

Revolving credit facility utilized                         $          280,923
                                                           =====================

Advances under the revolving and operating loan facility are made in the form of Banker's Acceptances (BA's), prime rate loans or letters of credit. In the case of BA's, interest is a function of the BA rate plus a stamping fee based on the Trust's current ratio of debt-to-cash flow. In the case of prime rate loans, interest is generally charged at the bank's prime rate.

The credit facility revolves until April 30, 2003 at which time the lender will conduct its annual borrowing base review. The lender has the right to re-determine the borrowing base at one other time during the year. During the revolving phase, the facility has no specific terms of repayment. At the end of the revolving period, the lender has the right to extend the revolving period for a further 364-day period or to convert the facility to a term facility. If the lender converts to a non-revolving facility 60% of the aggregate principal amount of the loan shall be repayable on the date which is 366 days after such conversion date and the remaining 40% of the aggregate principal amount outstanding shall be repayable on the date which is 365 days after the initial term repayment date.

PRIMEWEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
================================================================================

4)      UNITHOLDERS' EQUITY

PRIMEWEST ENERGY TRUST

The authorized capital of the Trust consists of an unlimited number of Trust Units.

Trust Units                                                 # OF UNITS                 AMOUNT
------------------------------------------------------------------------       ------------------
Balance at December 31, 2001                                31,491,402           $    1,115,253
Issued pursuant to Long-term Incentive Plan                    144,569                    3,757
Issued pursuant to Dividend Reinvestment Plan                  638,427                   15,777
Issued for payment for management fees                          49,886                    1,383
Issued on exchange of exchangeable shares                       97,982                    2,496
Issue of fractional units due to 4:1 consolidation               4,009                       --
Issue of units due to odd lot program                               42                       --
Issue expenses incurred                                             --                      (53)
                                                      ------------------       ------------------
Balance at September 30, 2002                               32,426,317         $      1,138,613
                                                      ==================       ==================


The per unit amount of distributions paid or declared reflects distributions paid for units outstanding on the record dates.

PRIMEWEST EXCHANGEABLE CLASS A SHARES

In connection with the Cypress acquisition, PrimeWest Oil & Gas Corp. (now amalgamated with PrimeWest Energy Inc.) amended its articles to create an unlimited number of exchangeable shares. The exchangeable shares are exchangeable into PrimeWest Trust Units at any time up to March 29, 2010; based on an exchange ratio that adjusts each time PrimeWest makes a distribution to unitholders. The exchange ratio, which was 1:1 on the date the transaction closed, is based on the total monthly distribution, divided by the closing unit price on the distribution payment date. The exchange ratio, effective September 15, 2002, was 0.35729:1; November 15, 2002 was 0.36861.

Exchangeable shares                                                  # OF SHARES                  AMOUNT
------------------------------------------------------------------------------------      ------------------
Balance at December 31, 2001                                           3,316,742          $       32,338
Exchanged for Trust Units                                               (187,433)                 (1,824)
Conversion of Exchangeable B shares to Exchangeable A shares             710,795                   4,287
                                                                  ------------------      ------------------
Balance at September 30, 2002                                          3,840,104          $       34,801
                                                                  ==================      ==================

PRIMEWEST EXCHANGEABLE CLASS B SHARES

In connection with the acquisition of Venator Petroleum Company Limited, PrimeWest Resources Ltd. (now amalgamated with PrimeWest Energy Inc.) amended its articles to create an unlimited number of exchangeable shares. At special meetings held in May and June of 2002, holders of Class B Exchangeable Shares and Class A Exchangeable Shares voted to approve a special resolution amending the articles of the Corporation to convert all Class B Exchangeable Shares to Class A Exchangeable Shares. As at June 14, 2002 649,561 Class B Exchangeable Shares were converted to Class A Exchangeable Shares using an exchange ratio of 1.09427:1.

PRIMEWEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
================================================================================

EXCHANGEABLE SHARES                                                  # OF SHARES                 AMOUNT
----------------------------------------------------------------- -----------------      -----------------
Balance at December 31, 2001                                             751,532         $        4,960
Exchanged for Trust Units                                               (101,971)                  (673)
Conversion of Exchangeable B shares to Exchangeable A shares            (649,561)                (4,287)
                                                                  -----------------      -----------------
Balance at September 30, 2002                                                 --         $           --
                                                                  =================      =================

5)     TRUST UNIT INCENTIVE PLAN

Under the terms of the Trust Unit Incentive Plan, a maximum of 622,500 Trust Units are reserved for issuance pursuant to the exercise of Unit Appreciation Rights (UARs) granted to employees of the Manager. Payouts under the plan are based on total unitholder return, calculated using both the change in the Trust Unit price as well as cumulative distributions paid. The plan requires that a hurdle return of 5% per annum be achieved before payouts accrue. UARs have a term of up to six years and vest equally over a three-year period, except for the independent members of the Board, whose UARs vest immediately. The Board of Directors has the option of settling payouts under the plan in PrimeWest Trust Units or in cash. To date, all payouts under the plan have been in the form of Trust Units.

                               UARS ISSUED               UARS        CURRENT RETURN             TOTAL          TRUST UNIT
AS AT SEPT. 30, 2002       AND OUTSTANDING             VESTED               PER UAR            EQUITY            DILUTION
-------------------------------------------  -----------------   -------------------   ---------------   -----------------
1997 grants                         57,926            57,926                 $23.06             1,336              50,511
1998 grants                        107,338           107,338                  33.75             3,623             136,970
1999 grants                        118,019            92,333                  22.53             2,659              80,610
2000 grants                        199,319           106,702                   8.69             1,638              36,317
2001 grants                        534,863           117,975                   2.00               511               4,312
2002 grants                      1,016,612            81,449                   2.13               442                  --
                      ---------------------  -----------------   -------------------   ---------------   -----------------
                                 2,034,077           563,723                                  $10,209             308,720
                      =====================  =================                         ===============   =================

Cumulative to September 30, 2002, 625,609 UARs have been exercised resulting in the issuance of 349,586 Trust Units from treasury.

Effective January 1, 2002 the method of accounting for the long-term incentive plan was changed to comply with new CICA accounting standard 3870. The calculation of the long-term incentive liability now includes vested and unvested UARs. Previously, only vested UARs were included. In addition, the long-term incentive liability has been reclassified as equity on the balance sheet as the Trust intends to settle the liability in the form of Trust Units.

6)     SUBSEQUENT EVENTS

INTERNALIZATION OF MANAGEMENT

On September 26, 2002, the Trust announced the planned elimination, effective October 1, 2002, of its external management structure and all related management, acquisition and disposition fees, as well as the acquisition of the right to mandatory quarterly dividends commonly referred to as the "1% retained royalty". The transaction was approved by the Unitholders and the holders of Exchangeable Shares on November 4, 2002 and closed November 6, 2002. The transaction results in the elimination of the current 2.5% management fee on net production revenue, quarterly incentive payments payable in the form of Trust Units, the 1.5% acquisition fee and the 1.25% disposition fee, which resulted in payments to the Manager in 2001 totaling $21.3 million and $5.7 million for the nine-

PRIMEWEST ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
================================================================================

month period ended September 30, 2002. In addition, the amount of the 1% retained royalty paid in 2001 was $3.4 million and $1.2 million for the nine-month period ended September 30, 2002.

The internalization transaction was achieved through the purchase by PrimeWest of all of the issued and outstanding shares of the Manager for a total consideration of approximately $26.1 million comprised of a cash payment of $13.1 million and the issuance of Exchangeable Shares exchangeable, based on an agreed exchange ratio, for approximately 491,000 Trust Units and valued at approximately $13.0 million based on the closing price of the Trust Units on the TSX on September 26, 2002. In addition, PrimeWest agreed to issue Exchangeable Shares valued at $1.5 million to certain senior managers to terminate a management incentive program of the Manager and to create a special executive retention plan for those senior managers which provides for long term incentive bonuses in the form of Exchangeable Shares valued, in the aggregate, at $3.5 million. Exchangeable Shares will be issued pursuant to the retention plan on each of the second, third, fourth and fifth anniversaries of the completion of the internalization transaction.

EQUITY ISSUE

On November 13, 2002, PrimeWest received net proceeds of $104.3 million from the issuance of 4.2 million trust units.

PRIMEWEST ENERGY TRUST
================================================================================

TRADING PERFORMANCE

FOR THE QUARTER ENDED                               SEP. 30/02     JUN. 30/02      MAR. 31/02      DEC. 31/01   SEP. 30/01
-----------------------------------------------------------------------------------------------------------------------------
TRUST UNIT PRICES (DOLLARS PER TRUST UNIT)
   High                                                  29.40          29.32           28.92           30.04        35.08
   Low                                                   24.78          25.80           23.68           23.80        25.68
   Close                                                 26.45          28.92           28.80           25.44        25.84

Volume traded (MILLIONS OF UNITS)                         6.87           7.78            8.62            9.40         9.28

Number of Trust Units outstanding
          (MILLIONS OF UNITS)                            32.43          32.10           31.85           31.48        28.81

   Including exchangeable shares
        (ISSUED IN RESPECT OF VENATOR AND
         CYPRESS ACQUISITIONS)                           33.80          33.43           33.15           32.78        30.13

Distribution paid per Trust Unit                         $1.20          $1.20           $1.20           $1.76        $2.44

ANNUAL COMPOUND TOTAL UNITHOLDER RETURN

PrimeWest's total return values include unit price plus distributions reinvested.

                                                                               TOTAL UNITHOLDER RETURN COMPONENTS
                                          ANNUAL COMPOUND         --------------------------------------------------------------
                                         TOTAL UNITHOLDER
PERIOD                                      RETURN(2)                   UNIT PRICE               DISTRIBUTION REINVESTED
--------------------------------- ------------------------------- ------------------------ -------------------------------------
Q3, 2002                                      -4.3%                        -8.5%                           4.2%
1 year (Sep. 30, 2001 -
        Sep. 30, 2002)                        24.6%                        2.3%                           22.3%
3 year (Sep. 30, 1999 -
        Sep. 30, 2002)                        20.4%                        -2.3%                          22.7%
5 year (Oct. 31, 1997(1) -
        Sep. 30, 2002)                        15.1%                        -5.5%                          20.6%

(1) PRIMEWEST TRUST UNITS BEGAN TRADING ON THE TORONTO STOCK EXCHANGE ON OCTOBER 16, 1997
(2)  UNIT PRICE PLUS DISTRIBUTION REINVESTMENT


TAXABILITY INFORMATION

For 2002, PrimeWest estimates that 55% of distributions will be taxable, with 45% treated as a tax deferred return of capital. For further details regarding taxation issues, including an adjusted cost base calculator, please visit our homepage at www.primewestenergy.com.



FOR FURTHER INFORMATION PLEASE CONTACT:                 PRIMEWEST ENERGY TRUST
INVESTOR RELATIONS AND COMMUNICATIONS                  4700, 150 - 6 AVENUE SW
TOLL-FREE IN CANADA AND U.S.:  1-877-968-7878         CALGARY, ALBERTA T2P 3Y7
FAX:  403-699-7271                                    TELEPHONE:  403-234-6600
E-MAIL:  INVESTOR@PRIMEWESTENERGY.COM                       FAX:  403-266-2825